

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "AVANTI3, INC.",

FILED IN THIS OFFICE ON THE FOURTH DAY OF JANUARY, A.D. 2024,

AT 7:33 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

2888972 8100

SR# 20240039209

Authentication: 202546457

Date: 01-08-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:33 PM 01/04/2024
FILED 07:33 PM 01/04/2024
SR 20240039209 - File Number 2888972

CERTIFICATE OF INCORPORATION
OF
AVANTI3, INC.

ARTICLE I

The name of the corporation is Avanti3, Inc. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 838 Walker Road, Suite 21-2, in the City of Dover, County of Kent 19904. The name of the registered agent at that address is Registered Agent Solutions, Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 12,000,000 with par value of $0.0001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Samir ElKamouny
2810 N Church St# 14691
Wilmington, Delaware 19082-4447

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General

Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**_Proceeding_**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on January 4, 2024.

DocuSigned by:

Samir ElKamouny

Samir ElKamouny, Incorporator

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AVANTI3, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Avanti3, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

1. That the name of the corporation is Avanti3, Inc. (this "**Corporation**"), and that this Corporation was originally incorporated pursuant to the DGCL on January 4, 2024 pursuant to the filing of its Certificate of Incorporation with the Delaware Secretary of State.

2. That the board of directors of this Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is Avanti3, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 838 Walker Road, Suite 21-2, in the City of Dover, County of Kent 19904. The name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The total number of shares of capital stock which the Corporation is authorized to issue is 16,000,000 shares of common stock, par value $0.0001 per share ("**Common Stock**"), of which 9,500,000 are designated as "**Class A Common Stock**" and 6,500,000 are designated as "**Class B Common Stock**". The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Common Stock are identical other than in respect of voting rights, which are as follows:

a. <u>Voting Rights</u>. Each holder of the Class A Common Stock shall have the right to one vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Class B Common Stock shall be non-voting and the holders of Class Common Stock shall have no right to vote or receive notice of any stockholders' meeting or vote at any such stockholder's meeting, except as specifically required by law. To the extent that any provision of the DGCL would require that a holder of non- voting capital stock of the Corporation be entitled to vote any share of non-voting stock held on any matter at any meeting of stockholders (or written action in lieu of

meetings) including without limitation any matter set forth in Sections 266 and 390 of the DGCL, each holder of Class B Common Stock agrees to vote (or execute a written action, in lieu of meeting) all shares of Class B Common Stock held by it in favor of the vote (or written action, in lieu of meeting) of the holders of a majority of the outstanding shares of voting capital stock of the Corporation entitled to vote on such matter and shall promptly execute, upon request by the board of directors of the Corporation (the "**Board**"), such consent, resolution, proxy, or other authorization evidencing such vote or approval. There shall be no cumulative voting.

b. <u>Appraisal</u>. To the maximum extent permitted by the DGCL, Class B Common Stock shall not entitle any holder thereof to any appraisal rights and each holder of Class B Common Stock shall refrain from taking any actions to exercise, and shall take all actions to waive, any appraisal rights that it may have in connection with its Class B Common Stock with respect to any transaction that has been approved by the holders of a majority of the outstanding shares of voting capital stock of the Corporation entitled to vote on such matter.

c. <u>Change in Number of Shares</u>. The number of authorized shares of Common Stock (or any class or series of Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of voting capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. For the avoidance of doubt, the holders of Class B Common Stock shall not be entitled to vote on any such matter described in this Article IV subsection 4(c), even if such event would result in the creation of a class or series of capital stock of the Corporation that would hold rights, preferences, or privileges senior to those of the Class B Common Stock.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VI

Election of directors of the Corporation need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Subject to any provisions in the bylaws of the Corporation related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Amended and Restated Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

Except as provided in Article VII and Article VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates, integrates and amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 10th day of September, 2024.

By: _____
Samir Elkamouny, Chief Executive Officer